Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Audited Consolidated Financial Statements for the

Year ended December 31, 2018

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2018 and 2017 and the notes thereto.

The financial statements, including comparatives, have been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s consolidated financial statements are expressed in Canadian (CDN) Dollars which is the Company’s functional currency. All amounts in this MD&A are in CDN dollars unless otherwise stated.

The following information is prepared as at April 17, 2019.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements may include, among others, statements regarding future plans, costs, projections, objectives, economic performance, or the assumptions underlying any of the foregoing. In this MD&A, words such as “may”, “would”, “could”, “will”, “likely”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “hopeful”, “objective”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “optimistic” and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of significant risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements in this MD&A as the plans, assumptions, intentions, estimations, projections, expectations or factors upon which they are based might vary or might not occur. The forward-looking statements contained in this MD&A are made as of the date of this MD&A, and are subject to change after such date. The Company undertakes no obligation to update or revise any forward-looking statements, except in accordance with applicable securities laws.

Description of Business

The Company is a junior mineral exploration company.

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings with the United States Securities and Exchange Commission (“U.S. SEC”).

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37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

Selected Annual Information

Selected annual information from the consolidated financial statements (audited) for the three years ended December 31, 2018, 2017 and 2016 is shown in the following table:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Revenue	0	0	0
Interest income	0	0	0
Expenses	(160,856)	(220,311)	(347,963)
Basic and diluted loss per common share before other items	(0.02)	(0.07)	(0.17)
Comprehensive loss	(160,856)	(183,934)	(347,963)
Total assets	2,960	3,012	5,922
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

Results of Operations

In Canada, the common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ”, and in the USA, the Company's common shares trade on the OTCQB tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102. The Company’s office is located at 400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at Suite 3200 - 650 West Georgia Street, Vancouver BC V6B 4P7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

For the year ended December 31, 2018:

•	The Company’s operating expenses were $160,856 as compared to $220,311 for the corresponding period in 2017 and as compared to $347,963 for the corresponding period in 2016.
~~•~~	The Company recorded a comprehensive loss of $160,856 as compared to a comprehensive loss of $183,934 during the corresponding period in 2017 as compared to a comprehensive loss of $347,963 during the corresponding period in 2016.
•	The Company’s basic and diluted loss per common share was $0.02 as compared to a basic and diluted loss of $0.07 during the corresponding period in 2017 as compared to a basic and diluted loss of $0.17 during the corresponding period in 2016.

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37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

•	The Company’s total assets were $2,960 as compared to $3,012 during the corresponding period in 2017 as compared to $5,922 during the corresponding period in 2016.
•	The Company’s total liabilities were $1,034,106 as compared to $952,802 during the corresponding period in 2017 as compared to $1,170,027 during the corresponding period in 2016.
•	The Company had a working capital deficiency of $1,031,148 as compared to a working capital deficiency of $949,792 during the corresponding period in 2017 as compared to a working capital deficiency of $1,164,107 during the corresponding period in 2016.

The Company is presently not a party to any legal proceedings whatsoever.

Plan of Arrangement

On February 26, 2015, the Company incorporated two wholly-owned private British Columbia subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”). On April 30, 2015, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with 27 Red and 4 Touchdowns. A copy of the Arrangement Agreement is available on SEDAR.

In respect to the Plan of Arrangement, the Company applied for an Interim Order which was granted on May 6, 2015 by the Supreme Court of British Columbia, and on June 12, 2015 the Company received the final court approval for the Plan of Arrangement.

At the Company’s annual and special meeting which was held on June 4, 2015, the Company’s shareholders passed all the resolutions presented including the re-election of the board of directors, re-appointment of the Company’s auditor, approval of the Company’s stock option plan, and the proposed Plan of Arrangement with 27 Red and 4 Touchdowns.

The Company completed the Plan of Arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. The promissory note was non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 27 Red as a capital distribution and recorded as a dividend.

Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. The promissory note was non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 4 Touchdowns as a capital distribution and recorded as a dividend.

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37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

As a result of the completion of the Arrangement, 27 Red and 4 Touchdowns are independent entities and are no longer subsidiaries of the Company.

On September 12, 2017, the Company entered into a Consulting Agreement with 27 Red whereby the Company provided certain consultancy and advisory services to 27 Red for a three month period (the “Term of the Agreement”). The fee paid by 27 Red to the Company was $18,188.65 for the Term of the Agreement.

On October 12, 2017, the Company entered into a Consulting Agreement with 4 Touchdowns whereby the Company provided certain consultancy and advisory services to 4 Touchdowns for a three month period (the “Term of the Agreement”). The fee paid by 4 Touchdowns to the Company was $18,188.65 for the Term of the Agreement.

On January 13, 2017, a Notice of Civil Claim was filed in the Supreme Court of British Columbia by 310047 B.C. Ltd. against the Company for the sum of $53,024.40 being monies due by the Company to 310047 B.C. Ltd. pursuant to an assignment by the Company’s solicitor Clark Wilson LLP. On February 21, 2017, an Assignment of Debt Agreement was entered into between Clark Wilson LLP, and 310047 B.C. Ltd., and JAMCO Capital Partners Inc. (“JAMCO”) whereby the outstanding debt in the amount of $53,024.40 was assigned to JAMCO. The Company has acknowledged this assignment to JAMCO and has agreed to adjust the Company’s financial accounts and records to reflect this assignment. JAMCO is an arm’s length party to the Company. As a result of this Assignment of Debt Agreement, a Notice of Discontinuance was filed in the Supreme Court of British Columbia on March 21, 2017 by 310047 B.C. Ltd. and Clark Wilson LLP whereby the Civil Claim that was filed by 310047 B.C. Ltd. against the Company has been discontinued.

On April 1, 2017, Mr. Bedo H. Kalpakian stepped down as the Company’s President, CEO & CFO. In replacement to Mr. Bedo H. Kalpakian, effective as of April 1, 2017 Mr. Jacob H. Kalpakian has become the President & CEO of the Company, and Mr. Neil Spellman has become the CFO of the Company.

The Company’s Board of Directors decided to change the Company’s auditors. Effective as of March 28, 2017, the Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax number is (604) 689-2778. The former Auditors of the Company were Smythe LLP, Chartered Professional Accountants, 1700 - 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3 The telefax number is (604) 688-4675.

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot Digital Inc. (“Jackpot”), and with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), companies related to 37 Capital by certain common directors. The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.12 per share for a period of five years. The securities that have been issued were subject to a hold period which expired on March 3, 2018. During September 2018, Jackpot sold 800,000 units of 37 Capital to JAMCO, an arm’s length party. As at December 31, 2018 Jackpot owns 3,449,985 common shares in the capital of the Company representing approximately 48.64% of the Company’s issued and outstanding common shares.

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37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

At the Company’s Annual General Meeting which was held on November 15, 2017 Mr. Bedo Kalpakian did not stand for re-election. At the Company’s Annual General Meeting, which was held on November 16, 2018, the Company’s shareholders passed all the resolutions presented including the re-election of Jacob H. Kalpakian, Gregory T. McFarlane, Fred A.C. Tejada and Neil Spellman as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

During January 2019, the Company announced its intention to enter into a non-brokered private placement financing to raise up to $2,500,000 by the issuance of up to 10,000,000 units of the Company. However, this proposed non-brokered private placement financing did not take place and has expired.

Mineral Properties

1. Extra High Claims

As at the date of this MD&A, the Company holds a 33% interest and Colt Resources Inc. (“Colt”) holds a 67% interest in the Extra High Claims located in British Columbia. Colt is the operator of the Extra High Claims. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Claims will be converted to a 0.5% NSR. The Extra High Claims are subject to a 1.5% net smelter returns royalty to a third party, 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the third party.

Neither the Company nor the operator of the Extra High Claims has incurred any significant exploration or evaluation expenditures in recent years with respect to the Extra High Claims. Accordingly, during the fiscal year ended 2011, the Company has recognized an impairment provision of $151,339 to reduce the carrying amount to $1. The Company did not incur any expenditures on the Extra High Claims during the years 2015 and 2014, however during 2016 the Company transferred from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totalling $4,096 to Colt’s PAC account to enable Colt to use the credits towards assessment filing on the Extra High Claims.

On March 31, 2016, the Company together with Colt extended to December 25, 2019 the expiry dates of the Extra High Claims. During 2016, the Company together with Colt have abandoned a total of 427 hectares of mineral claims which were previously part of the Extra High Claims. As of the date of this MD&A, the Extra High Claims cover an area of 650 hectares. A 2016 Assessment Report on Preliminary Metallurgical Testing on the Extra High Claims was prepared by J.W. Murton on May 20, 2016 on behalf of Colt.

2. Ontario Mineral Leases (Lithium)

During the year ended December 31, 2008, the Company sold all of its Ontario Mineral Leases (Lithium). In the event that at a future date the Ontario Mineral Leases (Lithium) are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production from the Ontario Mineral Leases (Lithium).

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37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

Investment

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of its investment and recorded impairment of $799,999 on its investment due to nominal royalty payments received by the Company. As of the date of this MD&A, the Company does not expect to recover its investment in the Mexican gaming company.

Fourth Quarter (December 31, 2018)

During the three months [fourth quarter] period ended December 31, 2018:

•	The Company had a comprehensive loss of $45,671 or $ 0.01 per share as compared to a comprehensive loss of $30,082 or $0.01 per share during the same three-month period (fourth period) ended December 31, 2017 and as compared to a comprehensive loss of $142,396 or $0.07 per share during the same three-month period (fourth period) ended December 31, 2016.
•	The Company’s Operating costs were $40,028 as compared to $66,459 for the same period in 2017 as compared to $142,396 for the same period in 2016.

Summary of Quarterly Results

	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
For the Quarterly Periods ended:
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(45,671)	(22,660)	(35,820)	(56,705)
Loss per common share	(0.01)	(0.00)	(0.01)	(0.01)

	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
For the Quarterly Periods ended:
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(30,082)	(45,160)	(51,347)	(57,345)
Loss per common share	(0.01)	(0.02)	(0.02)	(0.03)

The Company’s business is not of a seasonal nature.

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37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities:

•	The Company does not anticipate to generate any revenue in the foreseeable future. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth.
•	There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.
•	Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.
•	Trading in the common shares of the Company may be halted or suspended or may be subject to cease trade orders at any time and for any reason, including, but not limited to, the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.
•	The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties. As a result of all these significant risks, it is quite possible that the Company may lose its investment in the Company’s interest in the Extra High Claims.
•	Due to the current difficult market conditions for junior mineral exploration companies, the Company may not be able to raise sufficient funds to meet its ongoing obligations.
•	The Company has outstanding debts, has working capital deficiency, has no revenues, has incurred operating losses, and has no assurances whatsoever that sufficient funding can be available for the Company to continue its operations uninterruptedly.
•	In respect to the Company’s investment in the Mexican gaming company, there are no assurances whatsoever that in the future the Company can recover its investment or that the Company can receive any royalty revenues.
•	The market price of the Company’s common shares has experienced considerable volatility and may continue to fluctuate in the future. Furthermore, there is a limited trading market for the Company’s common shares and as such, the ability of investors to sell their shares cannot be assured.

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37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2019, the Company shall require at least $300,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2018:

•	the Company’s total assets were $2,960 as compared to $3,012 for the year ended December 31, 2017 and as compared to $5,922 for the year ended December 31, 2016.
•	the Company’s total liabilities were $1,034,106 as compared to $952,802 for the year ended December 31, 2017 and as compared to $1,170,027 for the year ended December 31, 2016.
•	the Company had $2,045 in cash as compared to $891 in cash for the year ended December 31, 2017 and as compared to $1,312 in cash for the year ended December 31, 2016.
•	the Company had GST receivable in the amount of $913 as compared to $2,119 for the year ended December 31, 2017 and as compared to $4,608 for the year ended December 31, 2016.

Shares for Debt Financing

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot and Kalpakian Bros. whereby the Company issued a total number of 4,424,985 units of the Company in settlement of the Company’s outstanding debts totaling $398,249. For further particulars, please see Results of Operations of this MD&A.

Private Placement Financing

There were no private placement financings during the years ended December 31, 2018 and 2017.

Warrants

During the year ended December 31, 2018, a total of 600,000 warrants were exercised for total proceeds to the Company of $79,500. As at December 31, 2018, a total of 4,824,985 warrants with a weighted average exercise price of $0.12 per warrant share were outstanding.

While there are no assurances whatsoever that warrants may be exercised, however if any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.

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37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

Loan 2016

The Company has borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 is non-interest bearing, unsecured and is payable on demand.

Refundable Subscription

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement financing totalling $45,000. The Company has refunded $35,000. As of December 31, 2018 the remaining $10,000 (2017 - $10,000) is still owing and is due on demand.

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. On the initial recognition of the convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

As of December 31, 2018, the two convertible debentures are in default; however, the Company has not been served with a default notice.

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of $975,000 to several arm’s length parties. The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

Pursuant to the financing, the Company made cash payments of $48,000 and issued 2,000 common shares of the Company and 3,333 agent warrants of the Company with fair value of $8,115 as finders’ fees. Each warrant entitled the holder to purchase one additional common share of the Company at a price of $1.50 per share until July 23, 2018 (expired). The amount of transaction costs directly attributable to the financing of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the amount of $858,118 which comprised of certain convertible debentures and their corresponding accrued interest was converted into 610,724 common shares of the Company. The equity portion of the convertible debentures was reduced in the amount of $52,562.

As of December 31, 2018, one convertible debenture is in default, however, the Company has not been served with a default notice. The other convertible debenture has been extended indefinitely.

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37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

Stock Options

As at December 31, 2018, there were no outstanding stock options (December 31, 2017 - Nil).

As of the date of this MD&A there are no outstanding stock options.

Significant Accounting Policies

The Annual Audited Consolidated Financial Statements for the year ended December 31, 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

The Significant Accounting Policies are detailed in Note 4 of the Company’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2018.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Trends

During the last several years commodity prices have fluctuated significantly, and should this trend continue or should commodity prices remain at current levels, then companies such as 37 Capital will have difficulty in raising funds and/or acquiring mineral properties of merit at reasonable prices.

Related Party Transactions

The Company shares office space and certain employees with Jackpot, a company related by certain common key management personnel.

During April 2017, the Company together with Jackpot entered into an office lease agreement with an arm’s length party (the “Office Lease Agreement”). The Office Lease Agreement has a three-year term with a commencement date of August 1, 2017. The annual basic rent is $121,396 plus estimated annual operating costs of approximately $88,000. In respect to the Office Lease Agreement, effective as of May 1, 2018, Jackpot and the Company have agreed that the Company shall pay a monthly rent of $1,000 plus applicable taxes to Jackpot, and either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

As at December 31, 2018 and 2017, the amounts due to related parties are unsecured, payable on demand which consist of the following:

	2018	2017
Advances from directors (interest at prime plus 1%)	$93,391	$104,435
Entities controlled by directors (non-interest-bearing)	88,461	29,852
	$181,852	$134,287

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37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

Included in convertible debentures is $369,589 (December 31, 2017 - $339,589) owing to the Chief Executive Officer and to a former director of the Company.

During the years ended December 31, 2018, 2017 and 2016, the following amounts were charged by related parties.

	2018	2017	2016
Interest charged on amounts due to related parties	$4,312	$3,301	$978
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors	17,600	28,627	28,298
Office expenses charged by, and other expenses paid on behalf of the Company by a Company with common directors	38,279	85,186	86,044
	$90,191	$147,114	$145,320

The remuneration of directors and key management personnel during the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018	2017	2016
Management fees	$—	$—	$35,000

The Company had an agreement for management services (the “Management Services Agreement”) with Kalpakian Bros., a private company owned by a director and a former director of the Company. On August 1, 2016, the Management Services Agreement was terminated by mutual consent.

Pursuant to Debt Settlement Agreements with Jackpot and Kalpakian Bros., the Company issued 4,249,985 units of the Company to Jackpot and 175,000 units of the Company to Kalpakian Bros. For further particulars please see Results of Operations of this MD&A.

On April 25, 2017, the Company made a payment to Green Arrow Resources Inc., a formerly related company, in the amount of $27,227 which was included in Due to related parties as of December 31, 2016.

During the year ended December 31, 2017, the Company executed consulting agreements with 27 Red and 4 Touchdowns, entities with former common directors, whereby the Company charged $36,377 (2016 - $nil) consulting fees for services provided. The consulting income has been recorded in other income. As at December 31, 2017, 27 Red and 4 Touchdowns are no longer related to the Company.

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the Principal amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The amount of $222,006 has been recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve. The Principal amount of $250,000 together with the accrued interest of the convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the Principal amount and the accrued interest to the two directors. Effective as of November 15, 2017, Bedo Kalpakian is no longer a director of the Company. As of the date of this MD&A, the Company has not repaid to the Company’s CEO Jake Kalpakian and to its former director Bedo Kalpakian the Principal amount of $250,000 together with the accrued interest however, the Company has not been served with a default notice.

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37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

The Company had an agreement for office support services with Jackpot. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. This agreement expired on April 30, 2018. Effective as of May 1, 2018 the Company entered into a new agreement for office support services with Jackpot. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. The agreement expires on April 30, 2019.

Jackpot is related to the Company by virtue of the fact that Jackpot’s CEO and President, namely Jacob H. Kalpakian, is the President & CEO of the Company, and the Chairman and CFO of Jackpot namely Bedo H. Kalpakian, was a former director of the Company. Furthermore, Neil Spellman is a director of Jackpot and is the CFO and a director of the Company, and Gregory T. McFarlane is a director of Jackpot and is also a director of the Company.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b) Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

(c) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

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37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At December 31, 2018, the Company had cash in the amount of $2,045 (December 31, 2017 – cash in the amount of $891) available to apply against short-term business requirements and current liabilities of $1,034,106 (December 31, 2017 - $952,802). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2018 three convertible debentures are in default, the loan payable and the refundable subscription are due on demand.

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2018, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Consolidated Statements of Comprehensive Loss in the Company’s Annual Audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017.

Capital Stock

Authorized share capital:	Unlimited number of common shares without nominal or par value
Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at April 17, 2019	7,092,709	Nil	N/A	N/A
Warrants as at April 17, 2019	500,000 4,324,985	Nil	Cdn $0.135 Cdn $0.12	January 4, 2021 November 2, 2022
Fully Diluted as at April 17, 2019	11,917,694	Nil

Director Approval

The contents of this MD&A and the sending thereof to the Shareholders of the Company have been approved by the Company’s Board of Directors.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire an opportunity of merit. However, there are no assurances whatsoever that Management’s efforts shall succeed.

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